SECURITI 03011318 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 AND ENDING 12-31-2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bozarth, Newton, & Murphy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 E. 32nd Ave Ste A
(No. and Street)

Spokane WA 99223
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan C. Murphy (509)755-5001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W Sprague Ave, Ste 300 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. David Bozarth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bozarth, Newton, & Murphy Securities, Inc., as of February 10th, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

BRANDY L. PRESNELL MY COMMISSION EXPIRES SEPT. 01, 2005 SPOKANE CO. NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

FINANCIAL STATEMENTS
for the year ended
December 31, 2002 and for the period
from inception (April 4, 2001) through
December 31, 2001

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for year ended December 31, 2002 and for the period from inception (April 4, 2001) through December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the initial period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen, & Secrest P.S.

February 4, 2003
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS	2002	2001
Cash	$ 5,904	$ 36,464
Commissions receivable	3,275	5,778
Related party receivable	1,500	-0-
NASD deposit	235	-0-
Deposit with clearing agent	35,000	35,000
	$ 45,914	$ 77,242

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Director fee payable	$ -0-	$ 5,500
Accounts payable	1,865	-0-
Business taxes payable	80	12,748
Payroll taxes payable	968	-0-
Payable to NASD	-0-	1,842
Note payable to stockholder	34,968	35,000
	37,881	55,090
Stockholders' equity:		
Common stock, $.10 par value:		
Authorized, 500 shares;		
Issued and outstanding, 500 shares	50	50
Additional paid-in capital	19,950	19,950
Retained earnings/(deficit)	(11,967)	2,152
	8,033	22,152
	$ 45,914	$ 77,242

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF OPERATIONS
for the year ended December 31, 2002 and
for the period from inception (April 4, 2001) through
December 31, 2001

	2002	2001
Revenues:		
Commissions	$ 257,836	$ 94,354
Interest income	50	58
	257,886	94,412
Expenses:		
Salesman salaries and commissions	233,411	64,029
Advertising	1,790	-0-
Payroll taxes	4,179	4,954
Regulatory fees	-0-	4,970
Business taxes and licenses	3,773	1,416
Professional fees	6,020	4,089
Corporate insurance	5,070	1,130
Office expense	2,571	905
Director fee	-0-	5,500
Rent	7,380	4,000
Utilities	1,472	-0-
Dues and subscriptions	3,348	1,255
Miscellaneous	376	-0-
Interest	2,530	-0-
Bank Charges	85	12
	272,005	92,260
Net income/(loss)	$ (14,119)	$ 2,152

The accompanying notes are an integral
part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2002 and
for the period from inception (April 4, 2001) through
December 31, 2001

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total Stockholders' Equity
Issuance of common stock upon formation, April 4, 2001	500	$ 50	$ 19,950		**$ 20,000**
Net income				$ 2,152	**2,152**
Balances, December 31, 2001	500	50	19,950	2,152	**22,152**
Net loss				(14,119)	**(14,119)**
Balances, December 31, 2002	**500**	**$ 50**	**$ 19,950**	**$ (11,967)**	**$ 8,033**

The accompanying notes are an integral part of the financial statements.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2002 and
for the period from inception (April 4, 2001) through
December 31, 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (14,119)	$ 2,152
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Deposits with clearing agent	-0-	(35,000)
Other receivable	(1,500)	-0-
NASD deposit	(235)	-0-
Commissions receivable	2,503	(5,778)
Accounts payable	1,865	-0-
Payroll taxes payable	968	-0-
Director fee payable	(5,500)	5,500
Business taxes payable	(12,668)	12,748
Payable to NASD	(1,842)	1,842
Net cash used in operating activities	(30,528)	(18,536)
Cash flows from financing activities:		
Capital contributions	-0-	20,000
Decrease in stockholder note	(32)	-0-
Proceeds from issuance of stockholder note	-0-	35,000
Net cash provided by (used in) financing activities	(32)	55,000
Net increase (decrease) in cash	(30,560)	36,464
Cash at beginning of year	36,464	-0-
Cash at end of year	$ 5,904	$ 36,464

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on April 4, 2001, to operate as a broker/dealer in investment securities. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, bank, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

On April 4, 2001, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company generally does not pay federal corporation income taxes and the individual stockholders report their pro-rata share of the Company's income and deductions on their individual federal income tax returns.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2002 and 2001, the balance was $235 and -0- respectively.

3. Note Payable:

Effective December 31, 2001, Bozarth, Newton & Murphy Securities, Inc. entered into a note agreement with a 51% stockholder. Principal and interest at 7% are due 90 days after demand. As of February 4 2003, no demand has been made.

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $6,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $8,033 and $22,152 at December 31, 2002 and 2001, respectively. The Company's net capital ratio was 4.72 to 1 and 2.49 to 1 at December 31, 2002 and 2001 respectively.

5. Related Party Transactions:

Bozarth, Newton & Murphy Securities, Inc. has had transactions in the normal course of business with Bozarth Investment Management, Inc., which is owned by a 51% stockholder of Bozarth, Newton & Murphy Securities, Inc. The Company leased space from Bozarth Investment Management, Inc., under a month-to-month agreement for $500 a month through October 2002. Effective November 2002, Bozarth, Newton & Murphy Securities, Inc. took over the payment on the building lease agreement and will be reimbursed $500 monthly from Bozarth Investment Management. Monthly rent payments are $1,940. At December 31, 2002, rent due to the Company from Bozarth Investment Management was $1,500. Net rent expense was $7,380 and $4,000 for the year ended and period ended December 31, 2002 and 2001, respectively.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Bozarth, Newton & Murphy Securities, Inc. as of December 31, 2002, and have issued our reported dated February 4, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 4, 2003
Spokane, Washington

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net capital:		
Stockholders' equity:		
Common stock	$ 50	
Additional paid-in capital	19,950	
Retained deficit	(11,967)	
Total stockholders' equity		**$ 8,033**
Net capital		**$ 8,033**
Minimum net capital required		**6,000**
Excess Net Capital		**$ 2,033**
Aggregate indebtedness:		
Business taxes payable	$ 80	
Accounts payable	1,865	
Payroll taxes payable	968	
Note payable to stockholder	34,968	
Total aggregate indebtedness		**$ 37,881**
Ratio of aggregate indebtedness to net capital		**4.72 to 1**

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Bozarth, Newton & Murphy Securities, Inc. is exempt from Rule 15c3-3.

BOZARTH, NEWTON & MURPHY SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2002

Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$	38,977
Audit adjustments:		
Increase in NASD deposit		201
Increase in payroll taxes payable		1,411
Decrease in note payable to stockholder		(32)
Decrease in accounts payable		(1,940)
Decrease in business taxes payable		(736)
Aggregate indebtedness as computed on page 9	$	37,881
Net capital:		
Net capital as reported on FOCUS REPORT	$	6,701
Audit adjustments:		
Increase in payroll taxes payable		(1,411)
Decrease in accounts payable		1,940
Decrease in NASD CRD account		35
Decrease in note payable to stockholder		32
Increase in business taxes payable		736
Net capital as computed on page 9	$	8,033

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Bozarth, Newton & Murphy Securities, Inc. for the year ended December 31, 2002, we considered its internal controls including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bozarth, Newton & Murphy Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company to make the quarterly securities examinations, courts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; to comply with the requirements for prompt payment for securities, under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security agreements for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgements to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Bozarth, Newton & Murphy Securities, Inc.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McDirmid, Mikkelsen, & Secrest, P.S.

February 4, 2003
Spokane, Washington